                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. N/A)


           Video City, Inc. (formerly Prism Entertainment Corporation)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92653W106
              -----------------------------------------------------
                                 (CUSIP Number)

                                John J. Fletcher
                            Ingram Entertainment Inc.
                              Two Ingram Boulevard
                               LaVergne, TN 37089
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 8, 1997
             -----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92653W106             SCHEDULE 13D
         -----------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Ingram Entertainment Inc. (IRS #62-1515092)
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS
          OO,WC
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Tennessee
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,711,053 (See Item 5)
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     None
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,711,053 (See Item 5)
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               None
                       --------------------------------------------------------

 (11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,711,053 (See Item 5)
          ---------------------------------------------------------------------

 (12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                           [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (9)
          25.7%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person
          CO
          ---------------------------------------------------------------------

     ITEM 1.  SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Video City, Inc., a Delaware corporation formerly known as Prism Entertainment Corporation (the "Company"). The principal executive offices of the Company are located at 6851 McDivitt Drive, Suite A, Bakersfield, California 93313.

     ITEM 2.  IDENTITY AND BACKGROUND.

     (a) The reporting person is Ingram Entertainment Inc. ("Ingram Entertainment"), a wholly owned subsidiary of Ingram Industries Inc. ("Ingram Industries"). The directors and executive officers of Ingram Entertainment and Ingram Industries are set forth in Schedule A attached hereto and incorporated herein by reference.

     (b) The principal business address of Ingram Entertainment is Two Ingram Boulevard, LaVergne, Tennessee 37089. The principal business address of Ingram Industries is 4400 Harding Road, Nashville, Tennessee 37205. The principal business address of each of the directors and executive officers of Ingram Entertainment and Ingram Industries is as set forth in Schedule A attached hereto and incorporated herein by reference.

     (c) Ingram Entertainment's principal business is the distribution of videocassettes to retail video stores for rental and resale. Ingram Industries' principal business is consumer product distribution, inland marine transportation, and insurance. The principal occupation of each director and executive officer of Ingram Entertainment and Ingram Industries, including the principal business and address of any corporation or other organization in which such employment is conducted, is as set forth in Schedule A attached hereto and incorporated herein by reference.

     (d) and (e) During the last five years, neither Ingram Entertainment, Ingram Industries, nor, to Ingram Entertainment's knowledge, any executive officer or director set forth in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ingram Entertainment and Ingram Industries are corporations organized under the laws of the State of Tennessee. Each of the executive officers and directors of Ingram Entertainment and Ingram Industries is a citizen of the United States.


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

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS.

     Effective as of January 8, 1997, and pursuant to an Agreement and Plan of Reorganization and Merger between the Company and Lee Video City, Inc. ("Lee Video"), Lee Video was merged (the "Merger") with and into the Company. Immediately prior to the Merger, Lee Video was indebted to Ingram Entertainment in the approximate amount of $4,500,000. Pursuant to an Override Agreement between Ingram Entertainment, the Company, Lee Video, and Robert Y. Lee, dated as of November 16, 1996 (the "Override Agreement") (See Item 6), Ingram Entertainment agreed to convert $3,000,000 of such indebtedness and certain warrants to purchase Lee Video stock, such conversion to be effective as of the Merger, into 1,500,000 shares (the "Ingram Shares") of Common Stock, a warrant to purchase from the Company 852,750 shares of Common Stock (the "Company Warrant"), and a warrant to purchase from certain shareholders of the Company, who were former shareholders of Lee Video, 404,403 shares of Common Stock (the "Lee Shareholder Warrant"). As of the date hereof, neither the Company Warrant nor the Lee Shareholder Warrant has been exercised. Pursuant to the Override Agreement, Ingram Entertainment was also issued a Company promissory note in the original principal amount of $1,503,708.22.

     ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock presently beneficially owned by Ingram Entertainment was acquired in the Merger and is being held for investment purposes. From time to time, Ingram Entertainment may acquire additional shares of Common Stock. Subject to certain transfer restrictions set forth under federal and state securities laws, Ingram Entertainment may attempt to dispose of its shares of Common Stock in the open market, in privately negotiated transactions, or otherwise. Pursuant to a Stockholders Agreement entered into in connection with the Merger, Ingram Entertainment agreed to certain contractual restrictions with respect to the transfer of the Common Stock (See Item 6). Also pursuant to the Stockholders Agreement, Ingram Entertainment has the contractual right to designate two members of the board of directors of the Company and pursuant to such right has caused Charles E. Cooke and Michael T. Anderson to be elected to the Company's board of directors. Except as set forth herein, Ingram Entertainment has no present plans or proposals that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER.

     (a) and (b) The shares beneficially owned by Ingram Entertainment are set forth in the table below. Ingram Industries may, by virtue of being the sole shareholder of Ingram Entertainment, be deemed to own beneficially (as that term is defined in Rule 13d-3) the shares of Common Stock with respect to which Ingram Entertainment has direct beneficial ownership.

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




                                                                                            Shared
                                                                       Sole Voting          Voting
                                                                        Power and         Power and
                                                        % of             Power to          Power to
       Total Shares Beneficially Owned(1)             Class(2)           Dispose           Dispose
       ----------------------------------             --------         ------------       ---------
                  2,711,053(3)                          25.7%          2,711,053(3)           0

       --------------
          (1)  Within the meaning of Rule 13d-3, as amended.
          (2) As computed pursuant to Rule 13d-3(d)(1)(i) and based on 9,753,927 shares of Common Stock of the Company outstanding.
          (3) Includes 806,650 shares Ingram Entertainment has the right to acquire pursuant to the exercise of the Company Warrant and 404,403 shares Ingram Entertainment has the right to acquire pursuant to the exercise of the Lee Shareholder Warrant. Does not include 46,100 shares of Common Stock issuable pursuant to the Company Warrant that Ingram Entertainment may not acquire within 60 days of the date hereof. Ingram Entertainment has no right to vote shares subject to the Lee Shareholder Warrant until exercise thereof (See Item 6).

     (c) Except in connection with the Merger, neither Ingram Entertainment nor Ingram Industries nor, to Ingram Entertainment's knowledge, any of their respective executive officers or directors, has purchased or sold any shares of Common Stock during the past 60 days.

     Paragraphs (d) and (e) of Item 5 are inapplicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Merger, Ingram Entertainment entered into the following agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

     Override Agreement, Company Warrant, and Lee Shareholder Warrant. Ingram Entertainment, Robert Y. Lee ("Lee"), on behalf of himself and the Robert Y. Lee Revocable Living Trust (the "Trust"), and the Company entered into an Override Agreement pursuant to which Ingram Entertainment agreed to convert certain indebtedness and a warrant of Lee Video into the Ingram Shares, the Company Warrant, the Lee Shareholder Warrant, and a promissory note of the Company (See
Item 3). The 404,403 shares subject to the Lee Shareholder Warrant are held in escrow, pursuant to an Escrow and Warrant Agreement between the Company, Ingram Entertainment, Lee, and the Trust. Ingram Entertainment may exercise the Lee Shareholder Warrant at any time prior to January 8, 2002, in whole or in part, at a price of $.6085 per share. Ingram Entertainment does not have the right to vote the shares subject to the Lee Shareholder Warrant prior to its exercise. The 852,750 shares issuable by the Company (at exercise prices ranging from $.51 to $2.50 per share) pursuant to the Company Warrant are subject to the Warrant Agreement between Ingram Entertainment and the Company.

     Stockholders Agreement. Ingram Entertainment, the Company, Lee, the Trust, and Barry Collier ("Collier") entered into a Stockholders Agreement which, among other things, restricts the transferability of the shares of the Company owned by the parties thereto, including Ingram Entertainment. The Stockholders Agreement provides that the Company, Lee, the Trust, and Collier have the right of first refusal should Ingram propose to transfer, in a private transaction, its shares at a price that is equal to 120% of the price at which Ingram proposes to sell its shares. The Stockholders Agreement also gives Ingram Entertainment the right to participate in any sales of shares by the Company, Lee, the Trust, or Collier. Additionally, Ingram Entertainment has the right to participate on a pro rata basis in any issuance, sale, or distribution for cash by the Company of certain of its securities. The Stockholders Agreement further provides for an eight-member board of directors, comprised of two designees of Ingram Entertainment, four designees of Lee, and two designees of Collier and requires each of the parties thereto to vote their shares in favor of the other parties' designees.

     Lock-Up Agreement. Ingram Entertainment, Lee, the Trust, and Collier also entered into a Lock-Up Agreement pursuant to which Lee, the Trust, and Collier agreed, until Lee ceases to be a full time employee or consultant of the Company or at least 80% of the Company's indebtedness to Ingram Entertainment (currently $1,503,708.22) has been paid, whichever occurs first, not to sell or transfer certain of their shares in any manner without the prior written consent of Ingram Entertainment. The Lock-Up Agreement does not restrict the ability of Ingram Entertainment to sell its shares.

     Registration Rights Agreement. Ingram Entertainment and the Company are parties to a Registration Rights Agreement pursuant to which Ingram received the right to require the Company to register for public resale shares of Common Stock owned by Ingram Entertainment, provided that certain minimum offering price and share quantity criteria are met. In addition, Ingram Entertainment has unlimited "piggyback" registration rights.

     ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Override Agreement, dated November 19, 1996, between Lee Video City, Inc., Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, Video City Inc. (f/k/a Prism Entertainment Corporation) and Ingram Entertainment Inc.

2. Warrant Agreement to Purchase Common Stock, dated January 8, 1997, between Video City Inc. (f/k/a Prism Entertainment Corporation)and Ingram Entertainment Inc.

3. Escrow and Warrant Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation), Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, and Ingram Entertainment Inc.

4. Lock-Up Agreement, dated January 8, 1997, between Robert Y. Lee, Barry Collier, and Ingram Entertainment Inc.

5. Registration Rights Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation) and Ingram Entertainment Inc.

6. Stockholders Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation), Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, Barry Collier, and Ingram Entertainment Inc.


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
                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                          INGRAM ENTERTAINMENT INC.


Date: January 21, 1997    By:    /s/ John J. Fletcher
      ----------------    -----------------------------------------------------

                          Title: Vice President, General Counsel, and Secretary
                                 ----------------------------------------------

                                                                     SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF INGRAM ENTERTAINMENT INC.

     The business address of each director and executive officer of Ingram Entertainment Inc. is Two Ingram Boulevard, LaVergne, TN 37089, unless otherwise indicated.

  NAME AND BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
  -------------------------                     --------------------
A.  DIRECTORS:

David B. Ingram                    Chairman and President
                                   Ingram Entertainment Inc.

Thomas H. Lunn                     Vice Chairman and Treasurer
                                   Ingram Entertainment Inc.

James E. Anderson, Jr.             Senior Vice President and General Counsel
Ingram Micro Inc.                  Ingram Micro Inc. (a wholesale distributor of
1600 E. St. Andrew Place           microcomputer products)
Santa Ana, CA  92705

Fred C. Goad, Jr.                  Chairman and Co-Chief Executive Officer
ENVOY Corporation                  ENVOY Corporation (a provider of
Two Lakeview Place                 electronic processing services)
15 Century Blvd., Ste. 600
Nashville, TN  37214

John R. Ingram                     Chairman of the Board
Ingram Book Group                  Ingram Book Group (the book distribution
One Ingram Blvd.                   division of Ingram Industries Inc.)
LaVergne, TN  37089

William B. King                    Chairman
Private Business Inc.              Private Business Inc.
Box 1603                           (a supplier of bank marketing and financial
Brentwood, TN  37024               systems)

Claire W. Tucker                   Executive Vice President
First American National Bank       First American National Bank
First American Center
Nashville, TN  37237-0202

B.  EXECUTIVE OFFICERS:

David B. Ingram                    Chairman of the Board and President

Thomas H. Lunn                     Vice Chairman and Treasurer

LaVern K. Fross                    Senior Vice President -- Sales and Marketing

Robert W. Webb                     Senior Vice President -- Purchasing and
                                   Operations

W. Donnie Daniel                   Vice President -- Finance and CFO

John J. Fletcher                   Vice President, General Counsel, and
                                   Secretary

           DIRECTORS AND EXECUTIVE OFFICERS OF INGRAM INDUSTRIES INC.

     The business address of each director and executive officer of Ingram Industries Inc. is 4400 Harding Road, Nashville, TN 37205, unless otherwise indicated.

  NAME AND BUSINESS ADDRESS                     PRINCIPAL OCCUPATION
  -------------------------                     --------------------
A.  DIRECTORS:

Martha R. Ingram                   Chairman of the Board and
                                   Chief Executive Officer
                                   Ingram Industries

Orrin H. Ingram                    Co-President
                                   Ingram Industries

John R. Ingram                     Co-President
                                   Ingram Industries

Roy E. Claverie                    Senior Vice President
                                   Ingram Industries

Lee Synnott                        Chief Executive Officer
Ingram Book Group                  Ingram Book Group
One Ingram Boulevard               Senior Vice President
LaVergne, TN  37086                Ingram Industries

Neil N. Diehl                      Retired
6 Castle Rising
Nashville, TN  37215

R. Clayton McWhorter               Principal, Clayton Associates
Jack C. Massey Business Center     (a venture capital company)
Belmont University
Nashville, TN  37212-3757

Dennis C. Bottorff                 President and Chief Executive Officer
First American Corporation         First American Corporation (a bank holding
First American Center              company)
Nashville, TN  37237

Linwood A. Lacy, Jr.               President and Chief Executive Officer
Micro Warehouse, Inc.              Micro Warehouse, Inc. (a seller of computer
535 Connecticut Avenue             products)
Norwalk, CT  06854


B.  EXECUTIVE OFFICERS:

Martha R. Ingram                   Chairman of the Board and Chief Executive
                                   Officer

Orrin H. Ingram                    Co-President

John R. Ingram                     Co-President

Roy E. Claverie                    Senior Vice President

Lee Synnott                        Senior Vice President
Ingram Book Group
One Ingram Boulevard
LaVergne, TN  37086

William P. Morelli                 Vice President, General Counsel and
                                   Secretary

Robert W. Mitchell                 Vice President and Treasurer

Mary K. Cavarra                    Vice President and Controller

William M. Head                    Vice President -- Human Resources

William S. Jones                   Vice President -- Tax

Donald E. Rickenbaugh              Vice President -- Risk Management

                                EXHIBIT INDEX


EXHIBIT NO.                     DESCRIPTION
-----------                     -----------

    1.   Override Agreement, dated November 19, 1996, between Lee Video
         City, Inc., Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, Video City Inc. (f/k/a Prism Entertainment Corporation) and Ingram Entertainment Inc.

    2. Warrant Agreement to Purchase Common Stock, dated January 8, 1997, between Video City Inc. (f/k/a Prism Entertainment Corporation) and Ingram Entertainment Inc.

    3. Escrow and Warrant Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation), Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, and Ingram Entertainment Inc.

    4. Lock-Up Agreement, dated January 8, 1997, between Robert Y. Lee, Barry Collier, and Ingram Entertainment Inc.

    5. Registration Rights Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation) and Ingram Entertainment Inc.

    6. Stockholders Agreement, dated January 8, 1997, between Video City, Inc. (f/k/a Prism Entertainment Corporation), Robert Y. Lee, on behalf of himself and as Trustee of the Robert Y. Lee Revocable Living Trust, Barry Collier, and Ingram Entertainment Inc.


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